Wearable devices ltd.

5 Ha-Tnufa Street

Yokne’am Illit, 2066736 Israel

March 7, 2023

Via EDGAR

Alexandra Barrone

Jan Woo

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 2 to Post-Effective Amendment No. 1 to
Registration Statement on Form F-1
Filed February 17, 2023
File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of February 23, 2023, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 2 to Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 2”). For your convenience, your original comments appear in bold text, followed by our response.

Amendment No. 2 to Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Risk Factors

Alpha and other investors in the April 2021 financing may be entitled to additional Ordinary Shares…, page 26

1.	We note your response to prior comment 1. Please expand your disclosure to include the extent of the dilution your shareholders will experience as a result of the additional securities to be issued. If you believe you cannot calculate these amounts, please tell us in detail why you are unable to do so and what information is unknown at this time.
1.

Response: We respectfully advise the Staff that at this time, we are unable to determine what amount (if any) of additional securities will be issued to Alpha Capital Anstalt (“Alpha”) and other investors in the April 2021 financing, if at all, since it will be dependent on the terms of future offerings of our securities, if any. We note, as stated in Amendment No. 2, that we do not have any remaining obligation to issue additional securities as a result of our initial public offering.

Alexandra Barone and Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

March 7, 2023

Pursuant to the April 2021 share purchase agreements with Alpha and certain other investors (the “April 2021 SPAs”), and as stated in Amendment No. 2, beginning on April 22, 2021 and until the earlier of (i) the 90th calendar day after the expiration of lock-ups, or (ii) three years from April 22, 2021 (the “Expiration Date”), if we or our subsidiary shall issue any ordinary shares or equivalents of ordinary shares, in an equity transaction other than an exempt issuance, entitling any person or entity to acquire ordinary shares at an effective price per share less than the per share purchase price of $2.25 (subject to prior adjustment for reverse and forward stock splits and the like) (an “SPA Dilutive Issuance”), then, for no additional consideration, we shall immediately issue to Alpha and other investors in the April 2021 financing that number of additional ordinary shares equal to (a) the per share purchase price of $2.25 divided by amount actually paid in new cash consideration by third parties for each ordinary share in the SPA Dilutive Issuance less (b) the number of ordinary shares issued to Alpha and other investors at the closing of the April 2021 financing pursuant to the April 2021 SPAs. While we do not expect an SPA Dilutive Issuance to occur prior to the Expiration Date, if an SPA Dilutive Issuance will take place prior to the 90th calendar day after the expiration of lock-ups, we cannot predict the amount that will be paid in new cash consideration by third parties for each ordinary share issued in the SPA Dilutive Issuance, and are therefore cannot determine the extent of dilution to shareholders as a result of the additional securities to be issued.

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If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer